Tortoise Acquisition Corp. II

5100 W. 115th Place

Leawood, KS 66211

September 4, 2020

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tortoise Acquisition Corp. II
Amendment No. 2 to Registration Statement on Form S-1
Filed on September 3, 2020
File No. 333-248269

Ladies and Gentlemen:

Set forth below are the responses of Tortoise Acquisition Corp. II (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 4, 2020, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1, File No. 333-248269, filed with the Commission on September 3, 2020 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 3 to the Registration Statement (the “Amendment”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amendment.

Amendment No. 2 to Registration Statement on Form S-1

Exhibit 4.4, page II-2

1.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Securities and Exchange Commission

September 4, 2020

RESPONSE: The Company respectfully advises the Staff that we have revised page 15 of the warrant agreement to delete the exclusive forum provision and filed the form of warrant agreement as Exhibit 4.4 to the Amendment in response to the Staff’s comment.

* * * * *

Securities and Exchange Commission

September 4, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Brenda K. Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

TORTOISE ACQUISITION CORP. II

By: /s/ Vincent T. Cubbage_________________

Name: Vincent T. Cubbage

Title: Chief Executive Officer

Enclosures

cc:	Brenda K. Lenahan, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.
Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom LLP
Michael J. Mies, Skadden, Arps, Slate, Meagher & Flom LLP